UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)

                      KBL Healthcare Acquisition Corp. III
                      ------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    48241N107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No. 48241N107

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [ ]
(b) [X]

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

                    (5) Sole Voting Power: 1,390,310

Number of Shares    (6) Shared Voting Power: 0
Beneficially Owned
by Each Reporting   (7) Sole Dispositive Power: 1,390,310
Person With
                    (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

1,390,310 shares of common stock and warrants to purchase 70,100 shares of common stock. Each warrant entitles the holder to purchase from the Issuer one share of common stock at an exercise price of $6.00 commencing the later of the completion of a business combination and July 19, 2008 and expiring July 18, 2011. The Issuer may redeem the Warrants, at a price of $.01 per Warrant upon 30 days' notice while the Warrants are exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

(11) Percent of Class Represented by Amount in Row 9.

6.62%

(12) Type of Reporting Person (See Instructions).

PN


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CUSIP No. 48241N107

(1) Names of Reporting Persons.

Paine Heights Special Opportunities Fund

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [ ]
(b) [ ]

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

State of Delaware

                    (5) Sole Voting Power: 14,405

Number of Shares    (6) Shared Voting Power: 0
Beneficially Owned
by Each Reporting   (7) Sole Dispositive Power: 14,405
Person With
                    (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

Paine Heights Special Opportunities Fund owns 14,405, shares of common stock.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

(11) Percent of Class Represented by Amount in Row 9.

<1.00%

(12) Type of Reporting Person (See Instructions).

PN


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Item 1.

(a) Name of Issuer.

KBL Healthcare Acquisition Corp. III

(b) Address of Issuer's Principal Executive Offices.

380 Lexington Avenue, 31st Floor
New York, New York 10168

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Platinum Partners Value Arbitrage Fund LP
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Paine Heights Special Opportunities Fund LP
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.0001 per share

(e) CUSIP No.

48241N107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
        (e) [ ] An investment adviser in accordance with Rule
        13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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Item 4. Ownership.

     (a) Amount Beneficially Owned:

     Platinum Partners Value Arbitrage owns 1,390,310 shares of common stock and warrants to purchase 70,100 shares of common stock. Each warrant entitles the holder to purchase from the Issuer one share of common stock at an exercise price of $6.00 commencing the later of the completion of a business combination and July 19, 2008 and expiring July 18, 2011. The Issuer may redeem the Warrants, at a price of $.01 per Warrant upon 30 days' notice while the Warrants are exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

     (b)      Percent of class: 6.62%

     (c)      Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 1,390,310
              (ii) Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of:
                    1,390,310
              (iv) Shared power to dispose or to direct the disposition of: 0

     (a)      Amount Beneficially Owned:

     Paine Heights Special Opportunities Fund owns 14,405, shares of common stock.

     (b)      Percent of class: <1.00%

     (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: 14,405 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 14,405 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


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

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. See Item 2 above.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP
Platinum Management, Inc.
By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer


PAINE HEIGHTS SPECIAL OPPORTUNITIES FUND LP
By: /s/ ARI GLASS
Name: Ari Glass
Title: Managing Member


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                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13G and all amendments thereto with respect to the Common Stock, par value $0.0001 per share, of KBL Healthcare Acquisition Corp. III beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February __, 2009

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP
Platinum Management, Inc.

By:________________________________________
Name: Oliver Jimenez
Title: Chief Compliance Officer


PAINE HEIGHTS SPECIAL OPPORTUNITIES FUND LP
[name of general partner]

By:________________________________________
Name:
Title:


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